

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Henry A. Fernandez
Chairman and Chief Executive Officer
MSCI Inc.
7 World Trade Center
250 Greenwich Street, 49th Floor
New York, NY 10007

> **Re: MSCI Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2022**
> **File No. 001-33812**

Dear Henry A. Fernandez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program